Traqer Corp.

910 Sylvan Avenue, Suite 150

Englewood Cliffs, NJ 07632

March 8, 2016

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Traqer Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 22, 2016
File No. 333-207552

This is our response to the oral comments given on March 1, 2016 regarding the regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Financial Statements

1.      The balance sheets on page F-9 is labeled as unaudited. Please revise.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure for the balance sheets on page F-9 to delete the term “unaudited” under the balance sheets heading, and have also added the term “unaudited” under the column heading for the period ended November 30, 2015. We have also updated the Index to the Financial Statements” accordingly.

Exhibits and Financial Statement Schedule

2.	Please provide the promissory notes for both Beth Audrey Lipschutz and Shlomit Chaya Frommer as exhibits.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to provide the promissory notes for both Beth Audrey Lipschutz and Shlomit Chaya Frommer as Exhibits 10.3 and 10.4, respectively. Please note that even though the exhibits are labeled “Loan Agreement” they are in fact promissory notes.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Traqer Corp.

By:	/s/ Bess Audrey Lipschutz
Name:	Bess Audrey Lipschutz
Title:	Chief Executive Officer and Director